September 10, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell and Tim Buchmiller

Re:	Shattuck Labs, Inc.
Draft Registration Statement on Form S-1
Submitted August 7, 2020
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001680367

Ladies and Gentlemen:

On behalf of Shattuck Labs, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated September 3, 2020 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on August 7, 2020. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of Amendment No. 1 to the draft Registration Statement (the “Amendment”), which is being confidentially submitted today.

Prospectus Summary

Overview, page 1

1.	We note your statements here and throughout your document that your product candidates are designed or have the potential to be “best-in-class.” This term suggests that your product candidates are effective and likely to be approved, particularly given your claims regarding your pioneering the development of dual-sided fusion proteins. Please delete these references throughout your document. If your use of the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may further discuss how your technology or approach differs from those of your competitors.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to remove references to the term “best-in-class.”

2.	Please balance your discussion of the key advantages of your product candidates with an equally prominent discussion of any detriments. In particular, we note your disclosure elsewhere in your document that your dual-sided fusion protein product candidates have not been tested before in humans and may have properties that negatively impact safety and efficacy, and that previous attempts to simultaneously complement the administration of checkpoint inhibitors with the stimulation of costimulatory receptors have not been successful in clinical trials.

In response to the Staff’s comment, the Company has revised its disclosure to include additional discussion of the potential risks associated with its novel technology. The revised disclosure can be found on pages 4 and 102 of the Amendment.

U.S. Securities and Exchange Commission

September 10, 2020

3.	We note your use of the terms “unmet medical need” and “significant unmet clinical need” here and elsewhere in the document. Such terms might imply that your product candidates are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of these terms throughout or otherwise please explain why you believe use of these terms are appropriate.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to remove references to “unmet medical need” and “significant unmet clinical need.” The Company’s intention is to convey that its product candidates provide potentially new therapeutic treatments for types of cancer and other diseases that currently lack sufficient therapeutic options. The revised disclosure can be found on pages 4, 5, 102, 104, 112, and 114 of the Amendment.

Our Pipeline, page 4

4.	Your disclosure here indicates that you have initiated a Phase 1 clinical trial of SL-172154 for CSCC and HNSCC. However, your disclosure elsewhere in the prospectus (including pages 103 and 116) indicates that the Phase 1 trial has not yet commenced. Please revise your disclosure to indicate the current status of this trial, including any necessary update to the progress bar in the pipeline chart.

In response to the Staff’s comment, the Company has revised its disclosures on pages 1, 5, 99, 102, 104, 114, and 117 of the Amendment to provide updates on the current status of the Phase 1 clinical trial of SL-172154 for CSCC and HNSCC. The Company has also updated its pipeline charts on pages 4 and 102 of the Amendment accordingly.

5.	We note that none of the programs disclosed in your table on page 5 are discussed in the body of the prospectus. As such, it appears that it may be premature to include these programs in your prospectus summary. Please revise or provide us your analysis as to why these programs are sufficiently material to highlight in your prospectus summary.

In response to the Staff’s comment, the Company has removed references to its pipeline preclinical programs from the prospectus summary. The Company respectfully submits that a key element of the Company’s strategy is to use and expand its technology platforms, including ARC and GADLEN, to build a pipeline of product candidates. The Company has invested significant research and development efforts in advancing its pipeline product candidates and believes such programs are sufficiently material to the Company’s strategy and future operations. In certain instances, the Company has also publicly presented and discussed its research and development efforts with respect to such pipeline product candidates at medical and scientific conferences. Accordingly, the Company has retained the disclosure with respect to these programs within the table on page 103 of the Amendment.

Risks Associated with Our Business, page 6

6.	We note your disclosure on page 15 that you have actually experienced delays in your clinical trial of SL-279252 as a result of the ongoing pandemic. If the pandemic has actually impacted your clinical trials in a material way, please update your disclosure in this section as appropriate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 15, 83 and 124 of the Amendment to provide additional disclosure regarding the impact of the ongoing COVID-19 pandemic on its clinical trials.

Implications of Being an Emerging Growth Company, page 7

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications used in reliance on Section 5(d) of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Estimating the Fair Value of Common Stock, page 97

U.S. Securities and Exchange Commission

September 10, 2020

8.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

The Company acknowledges the Staff’s comment and will supplementally provide the requested information as soon as an estimated offering price range is known.

Business

Our Strategy, page 103

9.

We note your statement that if your clinical data is compelling, accelerated registration paths and other regulatory designations will be discussed with regulatory agencies. Please revise your statement to clarify that any such determination will be in the solely in the discretion of such regulatory agencies and that there can be no guarantee that any of your product candidates will be granted a differentiated regulatory path or designation.

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Amendment accordingly.

Clinical Development Strategy, page 122

10.

We note your disclosure in the first paragraph of this section that one of the secondary objectives of your Phase 1 trial includes the anti-tumor activity of SL-279252. Please expand your disclosure in the second paragraph of this section to briefly indicate how you intend to evaluate any anti-tumor activity.

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Amendment accordingly.

11.

Please update your disclosure in this section to discuss the delays experienced so far in your ongoing Phase 1 clinical trial of SL-279252 as well as any anticipated future delays and the patients in your clinical trials who have chosen to forgo one or more doses and the reasons given for declining doses.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 15, 83 and 124 of the Amendment accordingly.

12.

We note your disclosure that SL-279252 has been well-tolerated with no dose-limiting toxicities observed to date. Please update your disclosure to discuss whether any adverse or serious adverse events have been observed that were deemed related to SL-279252 and the nature of any such events.

In response to the Staff’s comment, the Company has revised its disclosure on page 124 of the Amendment to include a discussion and summary chart of adverse and serious adverse events related to SL-279252 that have been observed in the Phase 1 trials.

Collaboration Agreement with Takeda, page 123

13.

We note your disclosure in the second paragraph of this section that you will conduct preclinical and Phase 1 clinical trials for two molecules, PD-1-Fc-OX40L and CSF1R-Fc- CD40L, under the Takeda agreement. Please update your prospectus, as appropriate, to address the status of your obligation to develop CSF1R-Fc-CD40L.

In response to the Staff’s comment, the Company has revised its disclosure beginning on pages 84 and 126 of the Amendment accordingly.

U.S. Securities and Exchange Commission

September 10, 2020

14.

We refer to the disclosure in the second paragraph on page 124. Please clarify if Takeda will be obligated to develop, manufacture or commercialize any of the ARC compounds that it may license. Please separately disclose the aggregate amount potentially receivable in license fees, and the aggregate amount potentially receivable from the development, regulatory and sales milestones. Also disclose the duration of the royalty term during which you might be eligible to receive tiered royalty payments and, in the next paragraph, the duration of the “option term” for the optioned molecules.

In response to the Staff’s comment, the Company has revised its disclosure beginning on pages 84 and 126 of the Amendment accordingly.

Heat License Agreement, page 124

15.

We note your disclosure that, pursuant to the terms of the Heat License Agreement, you are obligated to use commercially reasonable efforts to diligently research and develop at least one product covered by the Fusion Protein Patent Rights. Please revise to clarify if any of the products you currently have in development satisfies this obligation.

In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and 127 of the Amendment accordingly.

Manufacturing and Supply, page 125

16.

Please update your disclosure in this section to include a discussion of the novel manufacturing and purification process (along with the potential delays in manufacturing scale-up and higher costs) for your product candidates and the drug substance stability challenges described on page 24 of the prospectus.

We further note your disclosure discussing your reliance on a single-source supplier for bulk drug substance. To the extent you are substantially dependent on any agreements with this supplier, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please provide us with an analysis supporting your belief.

In response to the Staff’s comment, the Company has revised its disclosure on page 128 of the Amendment to describe the Company’s manufacturing and purification process for its product candidates.

The Company acknowledges the Staff’s comment regarding the Company’s single-source supplier and has revised its disclosure on page 128 of the Amendment to describe the material terms of its arrangement with its supplier. The Company intends to file the agreement as an exhibit to the Registration Statement in a future submission or filing.

Principal Stockholders, page 169

17.	Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by the entities listed in your table.

In response to the Staff’s comment, the Company intends to add footnotes disclosing the beneficial ownership by natural persons in its table of Principal Stockholders in a future submission or filing.

If you have any questions regarding the Amendment or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Taylor Schreiber, Shattuck Labs, Inc.
Erin Ator Thomson, Shattuck Labs, Inc.
Branden C. Berns, Gibson, Dunn & Crutcher LLP
B. Shayne Kennedy, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP

4